September 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Sherry Haywood

RE:	Nitches, Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-11601

Ladies and Gentlemen:

In response to your comment letter dated August 27, 2021 issued for our Offering Statement of Form 1-A filed August 4, 2021, the Company filed a Form 1-A/A on September 8, 2021 addressing each of the comments in your letter.

The Company now provides this letter in support our Form 1-A/A explaining how each of the comments was addressed.

Comment #1

The Company is not disqualified from conducting a Regulation A offering by Rule 251(b)(3) notwithstanding that its business plan is to merge with or acquire an unidentified company or companies because any such acquisitions would only occur in Phase 3 of its business plan after such companies would be identified through execution of Phase 2 of its business plan that sets the methodology for identifying the target companies: the target companies would be in the sector of manufacturing of retail goods, and would be identified by profitably completing a marketing campaign of their goods white labeled under the Company’s “Nitches” brand and marketed by our team of social media influencers, which gets built out in Phase 1.

Using an already established business as a process to determine of a target is a suitable acquisition does not make a company a development stage company by having either no specific business plan or purpose or a business plan to merge with or acquire an unidentified company or companies.  Our filed Form 1-A/A clarifies that the Company’s business plan is to be executed in phases with any acquisitions only occurring in Phase 2 and only after the Company goes through a marketing campaign with the possible target in Phase 1.  Furthermore, the Company may or may not make any acquisitions so its business plan is not to merge with or acquire unidentified company or companies.

Comment #2

With its Form 1-A/A, the Company included, Exhibit 25, the Certificate of Change the Company filed with the Nevada Secretary of State increasing its authorized Common Stock to 300,000,000 shares (par value $.001).

Comment #3

With its Form 1-A/A, the Company included, Exhibit 24, the Certificate of Designation for its Series A Preferred Stock the Company filed with the Nevada Secretary of State, which at Section 2(a) entitles the class to 60% of the Company’s shareholder voting power.

Comment #4

The typos were corrected, and other revisions made throughout the document, particularly in the Risk Factors section, to better reflect the Company’s business plan.

Comment #5

The Form 1-A/A was amended to state the offering proceeds of $4,500,000.00 throughout the document.

Comment #6

The disclosures required by Item 14(c) of Form 1-A have been added to the Company’s Form 1-A/A in the Plan of Distribution section.

In our conversation with Mr. Mumford on Friday September 24, 2021, he wanted us to inform him when a state had qualified our offering.  The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia.  Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Milan Saha, the Company’s counsel, at (646) 397-9056 or (518) 478-4208.

Very truly yours,

Nitches, Inc.

By: /s/ John Morgan

Name: John Morgan

Title: Chief Executive Officer